Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2021

SHANGHAI, November 24, 2021 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth (“HNW”) investors, today announced its unaudited financial results for the third quarter of 2021.

THIRD QUARTER 2021 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2021 were RMB908.9 million (US$141.1 million), a 5.8% increase from the corresponding period in 2020, and a 1.1% increase from the second quarter of 2021.

(RMB millions, except percentages)	Q3 2020	Q3 2021	YoY Change
Wealth management	627.7	653.6	4.1%
Asset management	222.4	241.3	8.5%
Other businesses	9.0	14.0	56.4%
Total net revenues	859.1	908.9	5.8%

•	Income from operations for the third quarter of 2021 was RMB228.9 million (US$35.5 million), a 34.1% decrease from the corresponding period in 2020, and a 31.8% decrease from the second quarter of 2021, due to our budgeted strategic investments on compensation and marketing activities.

(RMB millions, except percentages)	Q3 2020	Q3 2021	YoY Change
Wealth management	248.4	143.1	(42.4)%
Asset management	113.7	117.2	3.0%
Other businesses	(14.9)	(31.4)	112.2%
Total income from operations	347.2	228.9	(34.1)%

•	Net income attributable to Noah shareholders for the third quarter of 2021 was RMB273.2 million (US$42.4 million), a 4.3% decrease from the corresponding period in 2020, and a 10.6% decrease from the second quarter of 2021.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2021 was RMB284.2 million (US$44.1 million), a 4.2% decrease from the corresponding period in 2020, and a 15.7% decrease from the second quarter of 2021.

THIRD QUARTER 2021 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring share-based settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of September 30, 2021 was 406,420, a 16.0% increase from September 30, 2020 and a 2.3% increase from June 30, 2021.

•	Total number of active clients[2] which excluded mutual fund-only clients during the third quarter of 2021 was 5,606, a 25.5% increase from the corresponding period in 2020 and a 19.9% increase from the second quarter of 2021. Counting in mutual fund-only clients, the total number of clients who transacted with us during the third quarter of 2021 was 21,269, a 3.7% increase from the third quarter of 2020, and a 4.8% increase from the second quarter of 2021.

•	Aggregate value of investment products distributed during the third quarter of 2021 was RMB24.1 billion (US$3.7 billion), a 16.4% decrease from the corresponding period in 2020, due to decreased distribution in mutual fund products and private equity products.

	Three months ended September 30,
Product type	2020		2021

	(RMB in billions, except percentages)
Mutual fund products	12.3	42.6%	8.9	37.2%
Private secondary products	8.6	29.9%	10.6	43.8%
Private equity products	7.2	25.1%	3.8	15.8%
Other products[3]	0.7	2.4%	0.8	3.2%
All products	28.8	100.0%	24.1	100.0%

•	Coverage network in mainland China covers 81 cities as of September 30, 2021, compared with 81 cities as of June 30, 2021, and 79 cities as of September 30, 2020.

•	Number of relationship managers was 1,322 as of September 30, 2021, a 4.3% increase from June 30, 2021, and a 9.8% increase from September 30, 2020.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB and other currencies.

•	Total assets under management as of September 30, 2021 remained relatively stable at RMB156.1 billion (US$24.2 billion), as compared with June 30, 2021 and September 30, 2020.

Investment type	As of June 30, 2021		Growth	Distribution/ Redemption	As of September 30, 2021

	(RMB billions, except percentages)
Private equity	127.7	81.9%	3.1	0.4	130.4	83.5%
Public securities[4]	11.1	7.1%	1.3	1.3	11.1	7.1%
Real estate	10.2	6.6%	0.2	3.0	7.4	4.7%
Multi-strategies	5.5	3.5%	0.5	0.2	5.8	3.8%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	155.9	100.0%	5.1	4.9	156.1	100.0%

2 “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

4 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

Other Businesses

Since the fourth quarter of 2020, we have been transitioning our other businesses segment to “Noah Digital Intelligence”, with an aim to diversify distribution channels beyond our wealth management, and to provide more comprehensive services and investment products.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “It is encouraging to see continued growth in the number of diamond card and black card clients, exceeding 8,000 in total; and that our active clients also increased by 25.5% year-on-year, indicating the positive results of our upgraded Noah Triangle client service model. Net revenues rose by 5.8% year-on-year, supported by historical high recurring income as long-duration private secondary products and private equity products accumulate into our AUA, creating the snow ball effect, amid the volatile market this quarter. Since the establishment of Noah, there has been no capital pool, no implicit guarantee, no duration mismatch, no leverage allocation, and no cross-border operations of funds. Our fully compliant operations in different countries and regions where we hold local licenses ensure our lifeline and future growth. Noah stays focused on serving HNW and ultra-HNW clients, and strives to become a professional wealth management service provider with ‘one meter in width and 1,000 meters in depth’, delivering suitable products to clients based on enhanced research capabilities and deeper understanding of our clients utilizing the KYC/KYP/KYA platform.”

THIRD QUARTER 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2021 were RMB908.9 million (US$141.1 million), a 5.8% increase from the corresponding period in 2020, primarily driven by increased one-time commissions, performance-based income and other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2021 were RMB193.9 million (US$30.1 million), a 2.2% increase from the corresponding period in 2020 due to an increase in private secondary products distributed in third quarter of 2021.

•	Net revenues from recurring service fees for the third quarter of 2021 were RMB391.2 million (US$60.7 million), a 2.8% increase from the corresponding period in 2020. The increase was primarily due to accumulated effect of investment products previously distributed.

•	Net revenues from performance-based income for the third quarter of 2021 were RMB37.7 million (US$5.9 million), an 11.9% increase from the corresponding period in 2020, primarily due to an increase in performance-based income from private equity products.

•	Net revenues from other service fees for the third quarter of 2021 were RMB30.8 million (US$4.8 million), a 29.0% increase from the corresponding period in 2020, primarily due to more value-added services Noah offers to its high net worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2021 were RMB175.7 million (US$27.3 million), a 2.1% decrease from the corresponding period in 2020, primarily due to redemptions of real estate assets.

•	Net revenues from performance-based income for the third quarter of 2021 were RMB44.4 million (US$6.9 million), a 20.8% increase from the corresponding period in 2020, primarily due to an increase in performance-based income from offshore private equity products.

•	Other Businesses

•	Net revenues for the third quarter of 2021 were RMB14.0 million (US$2.2 million), a 56.4% increase from the corresponding period in 2020.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2021 were RMB680.1 million (US$105.5 million), a 32.9% increase from the corresponding period in 2020. Operating costs and expenses primarily consisted of compensation and benefits of RMB459.8 million (US$71.4 million), selling expenses of RMB114.3 million (US$17.7 million), general and administrative expenses of RMB77.1 million (US$12.0 million) and other operating expenses of RMB33.0 million (US$5.1 million).

•	Operating costs and expenses for the wealth management business for the third quarter of 2021 were RMB510.5 million (US$79.2 million), a 34.6% increase from the corresponding period in 2020, primarily due to an increase in compensation and benefits as well as selling and general and administrative expenses.

•	Operating costs and expenses for the asset management business for the third quarter of 2021 were RMB124.2 million (US$19.3 million), a 14.3% increase from the corresponding period in 2020, primarily due to an increase in compensation and benefits.

•	Operating costs and expenses for other businesses for the third quarter of 2021 were RMB45.4 million (US$7.0 million), a 90.7% increase from the corresponding period in 2020, primarily due to increased depreciation expenses for our newly purchased headquarter buildings.

Operating Margin

Operating margin for the third quarter of 2021 was 25.2%, compared with 40.4% for the corresponding period in 2020, primarily due to increased compensation and benefits as well as selling expenses.

•	Operating margin for the wealth management business for the third quarter of 2021 was 21.9%, compared with 39.6% for the corresponding period in 2020, due to less expenses incurred in the corresponding periods of 2020 due to the COVID-19 pandemic as well as private equity products are no longer distributed through wealth management business, but rather invested in by asset management business.

•	Operating margin for the asset management business for the third quarter of 2021 was 48.5%, compared with 51.1% for the corresponding period in 2020, due to an increase in compensation and benefits.

•	Loss from operations for other businesses for the third quarter of 2021 was RMB31.4 million (US$4.9 million), compared with loss in the amount of RMB14.8 million in the corresponding period in 2020 due to reduced loan origination and more expenses from our purchased headquarter buildings.

Investment Income

Investment income for the third quarter of 2021 was RMB24.1 million (US$3.7 million), compared with RMB0.8 million for the corresponding period in 2020, due to a gain of fair value change from our certain equity investments.

Income Tax Expenses

Income tax expenses for the third quarter of 2021 were RMB60.0 million (US$9.3 million), a 29.3% decrease from the corresponding period in 2020, primarily due to lower taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the third quarter of 2021 was RMB64.5 million (US$10.0 million), a 1,287.3% increase from the corresponding period in 2020, primarily due to net asset value increase of certain offshore funds of funds we manage and invest in as the general partner or manager.

Net Income

•	Net Income

•	Net income for the third quarter of 2021 was RMB271.4 million (US$42.1 million), a 4.4% decrease compared to the corresponding period in 2020.

•	Net margin for the third quarter of 2021 was 29.9%, down from 33.0% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders for the third quarter of 2021 was RMB273.2 million (US$42.4 million), a 4.3% decrease from the corresponding period in 2020.

•	Net margin attributable to Noah shareholders for the third quarter of 2021 was 30.1%, down from 33.2% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2021 was RMB4.06 (US$0.63) and RMB4.04 (US$0.63), respectively, compared with RMB4.63 and RMB4.60 respectively, for the corresponding period in 2020.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2021 was RMB284.2 million (US$44.1 million), a 4.2% decrease from the corresponding period in 2020.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2021 was 31.3%, down from 34.5% for the corresponding period in 2020.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2021 was RMB4.20 (US$0.65), down from RMB4.78 for the corresponding period in 2020.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had RMB2,829.5 million (US$439.1 million) in cash and cash equivalents, compared with RMB2,686.4 million as of June 30, 2021, and RMB4,597.4 million as of September 30, 2020.

Net cash inflow from the Company’s operating activities during the third quarter of 2021 was RMB361.0 million (US$56.0 million), compared to net cash inflow of RMB360.8 million in the corresponding period in 2020.

Net cash outflow from the Company’s investing activities during the third quarter of 2021 was RMB234.3 million (US$36.4 million), compared to net cash inflow of RMB165.7 million in the corresponding period in 2020. The cash outflow was primarily due to additional investment of certain long-term investment as well as increased loan originated in this quarter.

Net cash inflow from the Company’s financing activities was RMB9.5 million (US$1.5 million) in the third quarter of 2021, compared to net cash outflow of RMB22.9 million in the corresponding period in 2020, primarily due to proceeds of cash exercise of employee options.

2021 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2021 will be in the range of RMB1.2 billion to RMB1.3 billion. This forecast reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2021 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Tuesday, November 23, 2021 at 7:00 p.m., U.S. Eastern Time Wednesday, November 24, 2021 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title	Noah Holdings 3Q21 Earnings Conference Call
Participant Password	1960485

A telephone replay will be available starting one hour after the end of the conference call until December 1, 2021 at +1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll). The replay access code is 10161700.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring share-based settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non- GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first nine months of 2021, Noah distributed RMB76.2 billion (US$11.8 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.1 billion (US$24.2 billion) as of September 30, 2021.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,322 relationship managers in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States and Singapore. The Company’s wealth management business had 406,420 registered clients as of September 30, 2021. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2021 ended September 30, 2021 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2021 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-8372

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	June 30,	September 30,	September 30,
	2021	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	2,686,422	2,829,481	439,129
Restricted cash	10,067	3,227	501
Short-term investments	96,050	108,313	16,810
Accounts receivable, net	470,265	504,113	78,237
Loans receivable, net	515,194	634,774	98,515
Amounts due from related parties	643,972	594,047	92,195
Other current assets	239,997	209,933	32,581
Total current assets	4,661,967	4,883,888	757,968
Long-term investments, net	554,280	665,237	103,243
Investment in affiliates	1,258,829	1,296,559	201,223
Property and equipment, net	2,642,584	2,619,768	406,582
Operating lease right-of-use assets, net	256,597	242,660	37,660
Deferred tax assets	223,801	223,803	34,734
Other non-current assets	199,232	171,114	26,556
Total Assets	9,797,290	10,103,029	1,567,966
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	491,716	514,420	79,837
Income tax payable	84,675	105,132	16,316
Deferred revenues	96,523	103,807	16,111
Contingent liabilities	460,315	444,935	69,053
Other current liabilities	554,383	529,049	82,107
Total current liabilities	1,687,612	1,697,343	263,424
Operating lease liabilities, non-current	169,167	155,882	24,193
Deferred tax liabilities	241,084	239,536	37,175
Other non-current liabilities	109,134	113,670	17,641
Total Liabilities	2,206,997	2,206,431	342,433
Equity	7,590,293	7,896,598	1,225,533
Total Liabilities and Equity	9,797,290	10,103,029	1,567,966

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	125,000	183,733	28,515	47.0%
Recurring service fees	200,075	259,364	40,253	29.6%
Performance-based income	27,217	26,796	4,159	(1.5)%
Other service fees	33,985	51,690	8,022	52.1%
Total revenues from others	386,277	521,583	80,949	35.0%
Revenues from funds Gopher manages:
One-time commissions	71,112	32,113	4,984	(54.8)%
Recurring service fees	363,274	309,532	48,039	(14.8)%
Performance-based income	43,673	55,645	8,636	27.4%
Total revenues from funds Gopher manages	478,059	397,290	61,659	(16.9)%
Total revenues	864,336	918,873	142,608	6.3%
Less: VAT related surcharges	(5,282)	(9,958)	(1,545)	88.5%
Net revenues	859,054	908,915	141,063	5.8%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(144,977)	(178,589)	(27,717)	23.2%
Others	(217,549)	(281,220)	(43,645)	29.3%
Total compensation and benefits	(362,526)	(459,809)	(71,362)	26.8%
Selling expenses	(69,882)	(114,307)	(17,740)	63.6%
General and administrative expenses	(61,656)	(77,129)	(11,970)	25.1%
Provision for credit losses	(5,166)	(6,582)	(1,022)	27.4%
Other operating expenses	(23,129)	(33,030)	(5,126)	42.8%
Government grants	10,552	10,804	1,677	2.4%
Total operating costs and expenses	(511,807)	(680,053)	(105,543)	32.9%
Income from operations	347,247	228,862	35,520	(34.1)%
Other income (expense):
Interest income	12,080	16,156	2,507	33.7%
Investment income	751	24,109	3,742	3,110.3%
Settlement expenses	-	(1,437)	(223)	N.A.
Other income (expense)	4,041	(824)	(128)	N.A.
Total other income	16,872	38,004	5,898	125.2%
Income before taxes and income from equity in affiliates	364,119	266,866	41,418	(26.7)%
Income tax expense	(84,944)	(60,045)	(9,319)	(29.3)%
Income from equity in affiliates	4,652	64,536	10,016	1,287.3%
Net income	283,827	271,357	42,115	(4.4)%
Less: net loss attributable to non-controlling interests	(1,789)	(1,843)	(286)	3.0%
Net income attributable to Noah shareholders	285,616	273,200	42,401	(4.3)%
Income per ADS, basic	4.63	4.06	0.63	(12.3)%
Income per ADS, diluted	4.60	4.04	0.63	(12.2)%

Margin analysis:
Operating margin	40.4%	25.2%	25.2%
Net margin	33.0%	29.9%	29.9%

Weighted average ADS equivalent[1]:
Basic	61,723,592	67,253,930	67,253,930
Diluted	62,075,224	67,641,457	67,641,457
ADS equivalent outstanding at end of period	61,752,197	60,132,192	60,132,192

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net income	283,827	271,357	42,115	(4.4)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(108,684)	(32,357)	(5,022)	(70.2)%
Fair value fluctuation of available for sale Investment (after tax)	-	109	17	N.A.
Comprehensive income	175,143	239,109	37,110	36.5%
Less: Comprehensive loss attributable to non-controlling interests	(1,694)	(1,845)	(286)	8.9%
Comprehensive income attributable to Noah shareholders	176,837	240,954	37,396	36.3%

Noah Holdings Limited Supplemental Information
(unaudited)

	As of
	September 30, 2020	September 30, 2021	Change
Number of registered clients	350,409	406,420	16.0%
Number of relationship managers	1,204	1,322	9.8%
Number of cities in mainland China under coverage	79	81	2.5%

	Three months ended
	September 30, 2020	September 30, 2021	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,466	5,606	25.5%
Number of active clients including mutual fund-only clients	20,509	21,269	3.7%
Transaction value:
Private equity products	7,222	3,793	(47.5)%
Private secondary products	8,598	10,545	22.6%
Mutual fund products	12,246	8,942	(27.0)%
Other products	714	787	10.2%
Total transaction value	28,780	24,067	(16.4)%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)
	Three months ended September 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	183,733	-	-	183,733
Recurring service fees	259,364	-	-	259,364
Performance-based income	26,796	-	-	26,796
Other service fees	30,856	-	20,834	51,690
Total revenues from others	500,749	-	20,834	521,583
Revenues from funds Gopher manages
One-time commissions	10,784	21,329	-	32,113
Recurring service fees	133,173	176,359	-	309,532
Performance-based income	11,080	44,565	-	55,645
Total revenues from funds Gopher manages	155,037	242,253	-	397,290
Total revenues	655,786	242,253	20,834	918,873
Less: VAT related surcharges	(2,215)	(899)	(6,844)	(9,958)
Net revenues	653,571	241,354	13,990	908,915
Operating costs and expenses:
Compensation and benefits
Relationship managers	(172,469)	(6,120)	-	(178,589)
Others	(179,230)	(89,733)	(12,257)	(281,220)
Total compensation and benefits	(351,699)	(95,853)	(12,257)	(459,809)
Selling expenses	(92,288)	(13,584)	(8,435)	(114,307)
General and administrative expenses	(57,096)	(13,669)	(6,364)	(77,129)
Provision for credit losses	(3,799)	(701)	(2,082)	(6,582)
Other operating expenses	(16,268)	(431)	(16,331)	(33,030)
Government grants	10,674	30	100	10,804
Total operating costs and expenses	(510,476)	(124,208)	(45,369)	(680,053)
Income (loss) from operations	143,095	117,146	(31,379)	228,862

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended September 30, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	124,645	355	-	125,000
Recurring service fees	199,423	652	-	200,075
Performance-based income	27,210	7	-	27,217
Other service fees	23,992	886	9,107	33,985
Total revenues from others	375,270	1,900	9,107	386,277
Revenues from funds Gopher manages
One-time commissions	66,201	4,911	-	71,112
Recurring service fees	183,594	179,680	-	363,274
Performance-based income	6,751	36,922	-	43,673
Total revenues from funds Gopher manages	256,546	221,513	-	478,059
Total revenues	631,816	223,413	9,107	864,336
Less: VAT related surcharges	(4,123)	(1,003)	(156)	(5,282)
Net revenues	627,693	222,410	8,951	859,054
Operating costs and expenses:
Compensation and benefits
Relationship managers	(144,534)	-	(443)	(144,977)
Others	(118,854)	(83,269)	(15,426)	(217,549)
Total compensation and benefits	(263,388)	(83,269)	(15,869)	(362,526)
Selling expenses	(58,836)	(8,759)	(2,287)	(69,882)
General and administrative expenses	(39,357)	(17,425)	(4,874)	(61,656)
Provision for credit losses	(6,898)	-	1,732	(5,166)
Other operating expenses	(17,298)	(1,848)	(3,983)	(23,129)
Government grants	6,471	2,597	1,484	10,552
Total operating costs and expenses	(379,306)	(108,704)	(23,797)	(511,807)
Income (loss) from operations	248,387	113,706	(14,846)	347,247

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)
	Three months ended September 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	482,033	165,602	20,834	668,469
Hong Kong	139,503	67,426	-	206,929
Others	34,250	9,225	-	43,475
Total revenues	655,786	242,253	20,834	918,873

	Three months ended September 30, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	512,820	184,449	9,107	706,376
Hong Kong	76,584	27,276	-	103,860
Others	42,412	11,688	-	54,100
Total revenues	631,816	223,413	9,107	864,336

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Three months ended
	September 30,	September 30,
	2020	2021	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	285,616	273,200	(4.3)%
Adjustment for share-based compensation	14,351	12,423	(13.4)%
Add: settlement expenses	-	1,437	N.A.
Less: tax effect of adjustments	3,408	2,879	(15.5)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	296,559	284,181	(4.2)%

Net margin attributable to Noah shareholders	33.2%	30.1%
Non-GAAP net margin attributable to Noah shareholders	34.5%	31.3%
Net income attributable to Noah shareholders per ADS, diluted	4.60	4.04	(12.2)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.78	4.20	(12.1)%